Troutman Pepper Locke LLP Bank of America Plaza, 600 Peachtree Street NE, Suite 3000 Atlanta, GA 30308 troutman.com

Paul Davis Fancher paul.fancher@troutman.com

June 13, 2025
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Benjamin Holt and Jeffrey Gabor

Re:	Regional Health Properties, Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed June 3, 2025 File No. 333-286975

Dear Mr. Holt and Mr. Gabor:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”) set forth in your letter dated June 6, 2025 (the “Comment Letter”) to Brent Morrison, Chief Executive Officer and President of Regional Health Properties, Inc. (the “Company”), with respect to Amendment No.1 to Registration Statement on Form S-4 filed on June 3, 2025 (the “Form S-4”).

We are authorized by the Company to provide the responses contained in this letter on its behalf. The terms “we,” “us,” and “our” in the responses refer to the Company. For your convenience, we set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Amendment No. 1 to Registration Statement on Form S-4 filed June 3, 2025

General

1.
We acknowledge your response to prior comment 1. Where applicable, please revise to indicate that any over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. See Item 201(a)(1)(ii) of Regulation S-K and Item 14(d) of Form S-4.

Company Response:

The Company has filed an amendment to the Form S-4 to indicate that any over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

United States Securities and Exchange Commission June 13, 2025 Page 2

Share Ownership of Certain Beneficial Owners and Management/Directors of Regional, page 249

2.
Please revise to indicate the effect of the merger on the amount and percentage of present holdings of Regional’s common equity, as required by Item 201(b)(2) of Regulation S-K. See Item 14(d) of Form S-4.

Company Response:
The Company has filed an amendment to the Form S-4 to provide the effect of the merger on the amount and percentage of present holdings of Regional’s common equity, as required by Item 201(b)(2) of Regulation S-K.

The Company appreciates the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call me at (404) 885-3310.

Sincerely,

/s/ Paul Davis Fancher
Paul Davis Fancher

cc:	Brent Morrison (Regional Health Properties, Inc.)